Exhibit 99.1

DirectBooking Technology Co., Ltd.

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street, San Po Kong

Kowloon, Hong Kong

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To the shareholders of	March 16, 2026
DirectBooking Technology Co., Ltd.	Hong Kong

Dear Shareholder:

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Shareholders (the “Meeting” or “Extraordinary General Meeting”) of DirectBooking Technology Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), will be held on March 25, 2026, at Room 2912, 29/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong, commencing at 9:00 A.M., Hong Kong Time, to consider and if thought fit, pass and approve the following resolutions:

AGENDA FOR EXTRAORDINARY GENERAL MEETING

PROPOSAL ONE: INCREASE OF SHARE CAPITAL

It is noted that authorised share capital of the Company is US$250,000 divided into 312,500,000 ordinary shares of US$0.0008 par value each, consisting of (a) 250,000,000 class A ordinary shares of par value US$0.0008 each (the Class A Ordinary Shares) and (b) 62,500,000 class B ordinary shares of par value US$0.0008 each (the Class B Ordinary Shares); each having such rights and subject to such restrictions as set out in the Articles.

Upon motion duly made, seconded and carried as an ordinary resolution that the authorised share capital of the Company be increased (the Increase of Share Capital):

(a)	FROM: US$250,000 divided into 312,500,000 ordinary shares of US$0.0008 par value each, consisting of (a) 250,000,000 Class A Ordinary Shares and (b) 62,500,000 Class B Ordinary Shares;

(b)	TO: US$40,000,000 divided into 5,000,000,000 ordinary shares of US$0.0008 par value each, consisting of (a) 4,900,000,000 Class A Ordinary Shares and (b) 100,000,000 Class B Ordinary Shares;

by the creation of 4,650,000,000 authorised and unissued Class A Ordinary Shares and 37,500,000 authorised and unissued Class B Ordinary Shares.

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PROPOSAL TWO: CONDITIONAL SUBDIVISION OF SHARE CAPITAL

Upon motion duly made, seconded and carried as an ordinary resolution that:

(a)	in the event that the closing bid price per listed share of the Company (ticker symbol: ZDAI) on the NASDAQ Stock Market in the United States of America exceeds US$100, the Company grants a general mandate to the Board during the Relevant Period to effect one subdivision of the share capital of the Company (the Share Subdivision), including all issued ordinary shares and any unissued ordinary shares, at the subdivision ratio and effective time as the Board may determine at their sole discretion, provided that the total subdivision ratio resulting from all Share Subdivisions effected pursuant to this mandate shall be not less than 1:2 and not more than 1:100 (the Subdivision Ratio), with such subdivided shares having the same rights and being subject to the same restrictions as set out in the Articles, be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) above shall authorise the Board during the Relevant Period to take such actions to give effect to the Share Subdivision that would or might require the exercise of the aforesaid powers during or after the end of the Relevant Period, and shall include and without limitation, the determination of the Subdivision Ratio for the Class A Ordinary Shares and the Class B Ordinary Shares;

(c)	in connection with the actions contemplated by the foregoing resolution, any director or officer be, and such other persons as are authorised by any of them be, authorised, in the name and on behalf of the Company, to do such further acts and things as the director or officer or such other person shall deem necessary or appropriate in connection with, or to carry out the actions contemplated by, the foregoing resolutions, including to do and perform (or cause to be done and performed), in the name and on behalf of the Company, all such acts and to make, execute, deliver, issue or file (or cause to be made, executed, delivered or filed) with any person including any governmental authority or agency, all such agreements, documents, instruments, certificates, consents and waivers, and all amendments to any such agreements, documents, instruments or certificates, and to pay, or cause to be paid, all such payments, as any of them may deem necessary or advisable to carry out the intent of the foregoing resolutions, the authority for the taking of any such action and the execution and delivery of such of the foregoing to be conclusively evidenced thereby; and

(d)	any and all actions of the Company, or of any director or officer, taken in connection with the actions contemplated by the foregoing resolutions prior to the execution hereof be ratified, confirmed, approved and adopted in all respects as fully as if such action(s) had been presented to for approval, and approved by, the shareholder prior to such action being taken.

PROPOSAL THREE: CONDITIONAL CONSOLIDATION OF SHARE CAPITAL

Upon motion duly made, seconded and carried as an ordinary resolution that:

(a)	in the event that the closing bid price per listed share of the Company (ticker symbol: ZDAI) on the NASDAQ Stock Market in the United States of America falls below US$1.00, the Company grants a general mandate to the board of directors of the Company (the Board) during the Relevant Period (as defined below) to effect one or more consolidations of the share capital of the Company (each, a Share Consolidation), including all issued ordinary shares and any unissued ordinary shares, at the consolidation ratio and effective time as the Board may determine at their sole discretion, provided that the total consolidation ratio resulting from all Share Consolidations effected pursuant to this mandate shall be not less than 2:1 and not more than 1,000:1 (the Consolidation Ratio), with such consolidated shares having the same rights and being subject to the same restrictions as set out in the Articles, be and is hereby generally and unconditionally approved;

(b)	for the purpose of this resolution, Relevant Period means the period from the date of passing of this resolution until whichever is the earliest of:

(i)	the fifth-year anniversary of this extraordinary general meeting of the Company; or

(ii)	the date on which such mandate granted under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting;

(c)	the approval in paragraph (a) above shall authorise the Board during the Relevant Period to take such actions to give effect to the Share Consolidation that would or might require the exercise of the aforesaid powers during or after the end of the Relevant Period, and shall include and without limitation, the determination of the Consolidation Ratio for the Class A Ordinary Shares and the Class B Ordinary Shares;

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(d)	in connection with the actions contemplated by the foregoing resolution, any director or officer be, and such other persons as are authorised by any of them be, authorised, in the name and on behalf of the Company, to do such further acts and things as the director or officer or such other person shall deem necessary or appropriate in connection with, or to carry out the actions contemplated by, the foregoing resolutions, including to do and perform (or cause to be done and performed), in the name and on behalf of the Company, all such acts and to make, execute, deliver, issue or file (or cause to be made, executed, delivered or filed) with any person including any governmental authority or agency, all such agreements, documents, instruments, certificates, consents and waivers, and all amendments to any such agreements, documents, instruments or certificates, and to pay, or cause to be paid, all such payments, as any of them may deem necessary or advisable to carry out the intent of the foregoing resolutions, the authority for the taking of any such action and the execution and delivery of such of the foregoing to be conclusively evidenced thereby; and

(e)	any and all actions of the Company, or of any director or officer, taken in connection with the actions contemplated by the foregoing resolutions prior to the execution hereof be ratified, confirmed, approved and adopted in all respects as fully as if such action(s) had been presented to for approval, and approved by, the shareholder prior to such action being taken.

PROPOSAL FOUR: AMENDMENT OF RIGHTS OF SHARES

Upon motion duly made, seconded and carried as a special resolution that: the voting right attached to each Class B Ordinary Share of the Company be and is hereby amended:

(a)	FROM: 50 votes on all matters subject to the vote at general meetings of the Company,

(b)	TO: 100 votes on all matters subject to the vote at general meetings of the Company.

PROPOSAL FIVE: ADOPTION OF THE THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

Upon motion duly made, seconded and carried as a special resolution that the third amended and restated memorandum and articles of association (the Third Amended Articles) of the Company in the form attached hereto as Appendix 1 be and are hereby adopted in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association (the Existing Articles), reflecting the cumulative changes including:

(a)	Article 2.9 (b)(ii), approved by the Board Resolution dated 10 March 2026:

(i)	FROM: each Class B Ordinary Share shall be entitled to 50 votes on all matters subject to the vote at general meetings of the Company;

(ii)	TO: each Class B Ordinary Share shall be entitled to 100 votes on all matters subject to the vote at general meetings of the Company.

(b)	Article 8, approved by the Board Resolution dated 23 January 2026:

(i)	FROM: US$250,000 divided into (a) 4,000,000,000 Class A Ordinary Shares of US$0.00005 par value each and (b) 1,000,000,000 Class B Ordinary Shares of US$0.00005 par value each;

(ii)	TO: US$250,000 divided into (a) 250,000,000 Class A Ordinary Shares of US$0.0008 par value each and (b) 62,500,000 Class B Ordinary Shares of US$0.0008 par value each.

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PROPOSAL SIX: CONSENT TO THE REPURCHASE AND ISSUANCE OF ORDINARY SHARE RIGHTS

Upon motion duly made, seconded and carried it was resolved as a special resolution that the Shareholder consent, for the purposes of Article 2.10(b) of the Company’s Existing Articles, as applicable, to any modification of rights of the Ordinary Shares as follows:

(a)	the repurchase of 395,834 authorised and issued Class A Ordinary Shares held by Fortiwealth Advisory Co., Ltd. (the Repurchase);

(b)	the issuance of 395,834 Class B Ordinary Shares to Fortiwealth Advisory Co., Ltd. (the Share Issuance); and

(c)	applying the proceeds from the Share Issuance as the consideration for the Repurchase.

The Proposals above and key related information are more fully discussed and disclosed in the accompanying Proxy Statement, which is incorporated herein and made part of this Notice. You are encouraged to review the Proxy Statement carefully and completely.

Only shareholders of record holding our ordinary shares at the close of business on March 10, 2026 (the “Record Date”) are entitled to notice of and to vote during the Extraordinary General Meeting or at any adjournments thereof. This Notice is prepared and dated on the Record Date.

This Notice, Proxy Statement, and accompanying form of proxy card are being distributed and made available to shareholders on or about March 16, 2026.

YOUR VOTE IS IMPORTANT. YOU MAY VOTE VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED ON YOUR PROXY CARD, BY COMPLETING, SIGNING, AND RETURNING THE ENCLOSED PROXY CARD BY MAIL, OR BY VOTING IN PERSON AT THE EXTRAORDINARY GENERAL MEETING. VOTING NOW WILL NOT PREVENT YOU FROM VOTING YOUR SHARES IN PERSON IF YOU CHOOSE TO ATTEND THE MEETING.

By Order of the Board of Directors

/s/ Tan Yu
Tan Yu
Chief Executive Officer, Chairman of the Board and Director

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DirectBooking Technology Co., Ltd.

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street, San Po Kong

Kowloon, Hong Kong

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of DirectBooking Technology Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), for use at the Company’s Extraordinary General Meeting of Shareholders, or at any adjournments thereof (the “Meeting” or “Extraordinary General Meeting”). The Meeting will be held on March 25, 2026, at Room 2912, 29/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong, commencing at 9:00 A.M., Hong Kong Time.

SHAREHOLDERS ENTITLED TO VOTE

Only shareholders that owned ordinary shares as of the close of business on March 10, 2026 (the “Record Date”) are entitled to receive this Proxy Statement, notice of the Extraordinary General Meeting, the enclosed proxy card, and to cast votes at the Extraordinary General Meeting. Each holder of the Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date. Each holder of the Class B Ordinary Shares shall be entitled to fifty votes in respect of each Class B Ordinary Share held by such holder on the Record Date.

QUORUM

At the Meeting, shareholders entitled to vote and present in person or by proxy (or, in the case of a corporate shareholder, by its duly authorized representative) holding in the aggregate not less than one-third of the total issued ordinary shares entitled to vote at the Meeting shall constitute a quorum.

METHODS OF VOTING

Your vote is extremely important. We strongly encourage each shareholder to promptly cast votes by one of the following convenient methods:

●	By Internet;

●	By Mail: You may vote by mail by completing, signing, dating, and returning your enclosed proxy card; or

●	In Person at the Extraordinary General Meeting: You may also attend the Extraordinary General Meeting to cast your vote personally. If you attend and vote at the meeting after previously submitting a proxy, your prior proxy will be revoked automatically upon casting your vote in person.

Proxies returned properly signed and completed will be voted as specified. If no specific instructions are included, proxies will be voted consistent with the Board of Directors’ recommendations (“FOR” voter support). You retain the right to revoke your proxy and vote personally at the Extraordinary General Meeting.

If your shares are registered directly in your name with our transfer agent (“registered shareholders”), please vote promptly using one of the methods described in the instructions. Your shares will be voted according to your directions. If your shares are held in “street name” through a broker, bank, or other nominee (“beneficial shareholders”), please carefully follow the voting instructions provided by your broker, bank, or nominee to ensure your shares are voted as you direct.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions of shareholders will be proposed as follows:

PROPOSAL ONE: INCREASE OF SHARE CAPITAL

It is noted that authorised share capital of the Company is US$250,000 divided into 312,500,000 ordinary shares of US$0.0008 par value each, consisting of (a) 250,000,000 class A ordinary shares of par value US$0.0008 each (the Class A Ordinary Shares) and (b) 62,500,000 class B ordinary shares of par value US$0.0008 each (the Class B Ordinary Shares); each having such rights and subject to such restrictions as set out in the Articles.

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Upon motion duly made, seconded and carried as an ordinary resolution that the authorised share capital of the Company be increased (the Increase of Share Capital):

(a)	FROM: US$250,000 divided into 312,500,000 ordinary shares of US$0.0008 par value each, consisting of (a) 250,000,000 Class A Ordinary Shares and (b) 62,500,000 Class B Ordinary Shares;

(b)	TO: US$40,000,000 divided into 5,000,000,000 ordinary shares of US$0.0008 par value each, consisting of (a) 4,900,000,000 Class A Ordinary Shares and (b) 100,000,000 Class B Ordinary Shares;

by the creation of 4,650,000,000 authorised and unissued Class A Ordinary Shares and 37,500,000 authorised and unissued Class B Ordinary Shares.

PROPOSAL TWO: CONDITIONAL SUBDIVISION OF SHARE CAPITAL

Upon motion duly made, seconded and carried as an ordinary resolution that:

(a)	in the event that the closing bid price per listed share of the Company (ticker symbol: ZDAI) on the NASDAQ Stock Market in the United States of America exceeds US$100, the Company grants a general mandate to the Board during the Relevant Period to effect one subdivision of the share capital of the Company (the Share Subdivision), including all issued ordinary shares and any unissued ordinary shares, at the subdivision ratio and effective time as the Board may determine at their sole discretion, provided that the total subdivision ratio resulting from all Share Subdivisions effected pursuant to this mandate shall be not less than 1:2 and not more than 1:100 (the Subdivision Ratio), with such subdivided shares having the same rights and being subject to the same restrictions as set out in the Articles, be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) above shall authorise the Board during the Relevant Period to take such actions to give effect to the Share Subdivision that would or might require the exercise of the aforesaid powers during or after the end of the Relevant Period, and shall include and without limitation, the determination of the Subdivision Ratio for the Class A Ordinary Shares and the Class B Ordinary Shares;

(c)	in connection with the actions contemplated by the foregoing resolution, any director or officer be, and such other persons as are authorised by any of them be, authorised, in the name and on behalf of the Company, to do such further acts and things as the director or officer or such other person shall deem necessary or appropriate in connection with, or to carry out the actions contemplated by, the foregoing resolutions, including to do and perform (or cause to be done and performed), in the name and on behalf of the Company, all such acts and to make, execute, deliver, issue or file (or cause to be made, executed, delivered or filed) with any person including any governmental authority or agency, all such agreements, documents, instruments, certificates, consents and waivers, and all amendments to any such agreements, documents, instruments or certificates, and to pay, or cause to be paid, all such payments, as any of them may deem necessary or advisable to carry out the intent of the foregoing resolutions, the authority for the taking of any such action and the execution and delivery of such of the foregoing to be conclusively evidenced thereby; and

(d)	any and all actions of the Company, or of any director or officer, taken in connection with the actions contemplated by the foregoing resolutions prior to the execution hereof be ratified, confirmed, approved and adopted in all respects as fully as if such action(s) had been presented to for approval, and approved by, the shareholder prior to such action being taken.

PROPOSAL THREE: CONDITIONAL CONSOLIDATION OF SHARE CAPITAL

Upon motion duly made, seconded and carried as an ordinary resolution that:

(a)	in the event that the closing bid price per listed share of the Company (ticker symbol: ZDAI) on the NASDAQ Stock Market in the United States of America falls below US$1.00, the Company grants a general mandate to the board of directors of the Company (the Board) during the Relevant Period (as defined below) to effect one or more consolidations of the share capital of the Company (each, a Share Consolidation), including all issued ordinary shares and any unissued ordinary shares, at the consolidation ratio and effective time as the Board may determine at their sole discretion, provided that the total consolidation ratio resulting from all Share Consolidations effected pursuant to this mandate shall be not less than 2:1 and not more than 1,000:1 (the Consolidation Ratio), with such consolidated shares having the same rights and being subject to the same restrictions as set out in the Articles, be and is hereby generally and unconditionally approved;

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(b)	for the purpose of this resolution, Relevant Period means the period from the date of passing of this resolution until whichever is the earliest of:

(i)	the fifth-year anniversary of this extraordinary general meeting of the Company; or

(ii)	the date on which such mandate granted under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting;

(c)	the approval in paragraph (a) above shall authorise the Board during the Relevant Period to take such actions to give effect to the Share Consolidation that would or might require the exercise of the aforesaid powers during or after the end of the Relevant Period, and shall include and without limitation, the determination of the Consolidation Ratio for the Class A Ordinary Shares and the Class B Ordinary Shares;

(d)	in connection with the actions contemplated by the foregoing resolution, any director or officer be, and such other persons as are authorised by any of them be, authorised, in the name and on behalf of the Company, to do such further acts and things as the director or officer or such other person shall deem necessary or appropriate in connection with, or to carry out the actions contemplated by, the foregoing resolutions, including to do and perform (or cause to be done and performed), in the name and on behalf of the Company, all such acts and to make, execute, deliver, issue or file (or cause to be made, executed, delivered or filed) with any person including any governmental authority or agency, all such agreements, documents, instruments, certificates, consents and waivers, and all amendments to any such agreements, documents, instruments or certificates, and to pay, or cause to be paid, all such payments, as any of them may deem necessary or advisable to carry out the intent of the foregoing resolutions, the authority for the taking of any such action and the execution and delivery of such of the foregoing to be conclusively evidenced thereby; and

(e)	any and all actions of the Company, or of any director or officer, taken in connection with the actions contemplated by the foregoing resolutions prior to the execution hereof be ratified, confirmed, approved and adopted in all respects as fully as if such action(s) had been presented to for approval, and approved by, the shareholder prior to such action being taken.

PROPOSAL FOUR: AMENDMENT OF RIGHTS OF SHARES

Upon motion duly made, seconded and carried as a special resolution that: the voting right attached to each Class B Ordinary Share of the Company be and is hereby amended:

(a)	FROM: 50 votes on all matters subject to the vote at general meetings of the Company,

(b)	TO: 100 votes on all matters subject to the vote at general meetings of the Company.

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PROPOSAL FIVE: ADOPTION OF THE THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

Upon motion duly made, seconded and carried as a special resolution that the third amended and restated memorandum and articles of association (the Third Amended Articles) of the Company in the form attached hereto as Appendix 1 be and are hereby adopted in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association (the Existing Articles), reflecting the cumulative changes including:

(a)	Article 2.9 (b)(ii), approved by the Board Resolution dated 10 March 2026:

(i)	FROM: each Class B Ordinary Share shall be entitled to 50 votes on all matters subject to the vote at general meetings of the Company;

(ii)	TO: each Class B Ordinary Share shall be entitled to 100 votes on all matters subject to the vote at general meetings of the Company.

(b)	Article 8, approved by the Board Resolution dated 23 January 2026:

(i)	FROM: US$250,000 divided into (a) 4,000,000,000 Class A Ordinary Shares of US$0.00005 par value each and (b) 1,000,000,000 Class B Ordinary Shares of US$0.00005 par value each;

(ii)	TO: US$250,000 divided into (a) 250,000,000 Class A Ordinary Shares of US$0.0008 par value each and (b) 62,500,000 Class B Ordinary Shares of US$0.0008 par value each.

PROPOSAL SIX: CONSENT TO THE REPURCHASE AND ISSUANCE OF ORDINARY SHARE RIGHTS

Upon motion duly made, seconded and carried it was resolved as a special resolution that the Shareholder consent, for the purposes of Article 2.10(b) of the Company’s Existing Articles, as applicable, to any modification of rights of the Ordinary Shares as follows:

(a)	the repurchase of 395,834 authorised and issued Class A Ordinary Shares held by Fortiwealth Advisory Co., Ltd. (the Repurchase);

(b)	the issuance of 395,834 Class B Ordinary Shares to Fortiwealth Advisory Co., Ltd. (the Share Issuance); and

(c)	applying the proceeds from the Share Issuance as the consideration for the Repurchase.

BOARD’S RECOMMENDATION ON PROPOSALS

THE BOARD UNANIMOUSLY RECOMMENDS SHAREHOLDERS VOTE “FOR” TO APPROVE PROPOSALS.

COST OF SOLICITATION

The Company will bear all costs associated with the solicitation of proxies, including expenses incurred in preparing, assembling, printing, and distributing proxy materials and soliciting shareholder votes.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The SEC filings of the Company made electronically through the EDGAR system of the SEC are available to the public at the website of the SEC at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

OTHER MATTERS

As of the date of this Proxy Statement, the Board is not aware of any additional business requiring shareholder action at the Extraordinary General Meeting other than the proposals described herein.

By Order of the Board of Directors

/s/ Tan Yu
Tan Yu
Chief Executive Officer, Chairman of the Board and Director

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Appendix 1

Third Amended and Restated Memorandum of Association

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